Exhibit 99.43

MAYFAIR PROVIDES FENN-GIB PROJECT UPDATE

•	Pre-Feasibility Study on track for completion in Q4 2025

•	Open pit mine plan to target near-surface high-grade mineralization

•	Drill program underway to further delineate the high-grade starter zone at Fenn-Gib

•	Tailing Storage Facility site investigation program – Phase 1 Complete

VANCOUVER, BC, Nov. 10, 2025 /CNW/ - Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold” or the “Company”) (TSXV: MFG) (OTCQX: MFGCF) is pleased to provide an update on the 2025 Mineral Resource Drilling Program, Geotechnical Site Investigations for the tailing storage facility and a progress update on the Pre-Feasibility Study (“PFS”) work.

The Company’s upcoming PFS will be based on the recently updated NI 43-101 Mineral Resource Estimate (“MRE”) for the Fenn-Gib Project (see news release October 8, 2025, titled “Mayfair Gold Files Technical Report for Fenn-Gib Project”). The mine plan will prioritize near-surface high-grade zones within the open pit to maximize feed grade to the proposed on-site processing facility and optimize early-stage cash flow. The open pit operation is expected to incorporate conventional drill-and-blast methods, supported by a truck and shovel fleet.

By applying an elevated cut-off grade strategy focused on near-surface high-grade zones, the Company aims to enhance short-term project economics while preserving the integrity of the broader resource base. Figure 1 illustrates a conceptual open pit based on a 0.7 g/t Au cut-off grade, highlighting the potential configuration of a high-grade starter pit.

Nick Campbell, CEO of Mayfair Gold, stated, “The Fenn-Gib deposit is unique in that the highest-grade material occurs near the surface which allows for the potential to start operations with a smaller, targeted mining operation focused on low strip ratio, high-grade gold mineralization. Rather than pursue a larger scale operation, the grade distribution at Fenn-Gib provides Mayfair the optionality to fast-track the extraction of high margin material while at the same time mitigating construction risk and initial capital requirements. It also has the benefit of allowing us to follow the well-defined Ontario Provincial permitting process.”

Nick further commented, “With the Canadian gold price currently above C$5,000 per ounce, Mayfair is encouraged by the opportunity to rapidly advance the Fenn-Gib Project as a potential new gold producer within the current cycle. The Pre-Feasibility Study remains on track for completion in Q4 2025. “We believe a nimble, high-grade, and targeted operation offers a practical path toward a potential production decision within the next three years.”

Figure 1: Section 558500 East (Looking West), Fenn-Gib conceptual Open Pit within Open Pit Constrained Mineral Resource (Capped Au g/t) (CNW Group/Mayfair Gold Corp.)

High-Density Drilling Program Underway to Support PFS and Starter Pit Development

Although the deposit has been drilled to a 97% indicated confidence level, Mayfair has initiated a tightly spaced diamond drilling program within the planned starter pit to further support mine design and optimize future mining operations. The program is similar to the grade-control processes that would be used in an operating mine environment. It comprises 56 vertical holes, drilled on a 10 metre by 10 metre pattern, with holes drilled to a depth of roughly 75 metres, totaling approximately 4,200 metres.

The drilling is designed to confirm and delineate near-surface high-grade mineralization expected to be mined and processed during the early years of operation. The results will enhance confidence in the geological model and contribute to de-risking the Project as it advances toward development.

Mayfair has engaged Black Diamond Drilling, a highly skilled contractor from the neighbouring Apitipi Anicinapek Nation, to execute the program. Drilling commenced on 21 October 2025 and is expected to continue through December 2025.

In addition to improved grade-control definition, the program will support further calibration of surficial geology and subsurface hydrogeological models within the open pit. Additional samples will also be used for ongoing metallurgical testing to further refine the geological-metallurgical recovery model.

Geotechnical Site Investigations for the Tailing Storage Facility

The Project has completed additional site investigations to support the design of the tailing storage facility (“TSF”). The site investigation program included 25 test pits and 347 meters of drilling over 10 holes around the perimeter of the proposed TSF footprint. Work was completed under the oversight of Knight Piesold who are the designers of the TSF. The geotechnical and hydrogeological information collected during the program will assist in better defining the design of the TSF. Additional site investigations will continue in 2026.

Drew Anwyll, P.Eng, Chief Operating Officer noted, “The tailings storage facility and broader site investigations are critical to de-risking the Fenn-Gib Project. A thorough understanding of the material properties of the overburden and underfoot conditions will lead to improved foundation and building designs and significantly enhances execution confidence. This phase is often undervalued and overlooked, yet it plays a significant role in setting projects up for success.”

Pre-Feasibility Study on Track for Release in Q4 2025

The PFS for the Fenn-Gib Project continues to progress in line with the forecasted schedule, with completion anticipated in Q4 2025. Remaining work includes incorporating results from recent site investigations into the earthworks scope to optimize construction efficiency and cost estimates, as well as finalizing the integration of overall PFS costs into the broader economic analysis.

The Company notes that suppliers, vendors, and contractors are experiencing elevated demand due to the recent increase in gold prices, contributing to a highly active procurement environment.

With Canadian gold prices above C$5,000 per ounce, management sees a compelling case to advance Fenn-Gib to production in the current gold cycle. The release of the PFS is a key milestone for Mayfair as it transitions into permitting and development to position Mayfair to emerge as a new Canadian gold producer.

About Mayfair Gold

Mayfair Gold is a Canadian mineral exploration company focused on advancing the 100% controlled Fenn-Gib gold project in the Timmins region of Northern Ontario. The Fenn-Gib gold deposit is Mayfair’s flagship asset and currently hosts an updated NI 43-101 open pit constrained mineral resource estimate with an effective date of September 3, 2024. The Fenn-Gib Project hosts Mineral Resources at a 0.3 g/t Au cut-off grade comprised of an Indicated Resource of 181.3 Mt grading 0.74 g/t Au for 4.3 million contained gold ounces plus an additional Inferred Resource of 8.9 Mt at 0.49 g/t Au containing 141,000 gold ounces.

Tim Maunula, P. Geo., of T. Maunula & Associates Consulting Inc., is a qualified person for the purposes of NI 43-101 and was responsible for the completion of the updated mineral resource estimate. Mr. Maunula has reviewed and approved the scientific and technical content with respect to the mineral resource estimate in this news release. Scientific and technical information with respect to diamond drilling in this news release has been reviewed and approved by Ali Gelinas-Dechene, P.Geo., Senior Geologist for Mayfair Gold, who oversaw the Mayfair Gold drill program, QA/QC and serves as a Qualified Person as defined under NI 43-101.

The scientific and technical content of this news release was reviewed, verified and approved by Drew Anwyll, P.Eng., M.Eng, Chief Operating Officer of the Company, and a Qualified Person as defined under NI 43-101.

Cautionary Notes to U.S. Investors Concerning Resource Estimates.

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “inferred mineral resources,” “indicated mineral resources” and “mineral resources” used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). The CIM Standards differ from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. Accordingly, the Company’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had the Company prepared the information under the standards adopted under the SEC Modernization Rules.

Cautionary Note Regarding Forward-Looking Information

This news release contains forward-looking information which reflects management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities. Forward-looking statements in this news release include, but are not limited to, statements regarding the design, development and execution of the Fenn-Gib Gold Project, the timing for completion of the PFS, the advancement of the Fenn-Gib Gold Project to operation and the timing thereof, advancing Fenn-Gib to production and cash flow expected to help fund potential future growth opportunities, including the potential to permit and develop a larger operation at Fenn-Gib, and the potential uplisting in the United States. Forward-looking information is based on various reasonable assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; that the Company can access financing, appropriate equipment and sufficient labour; and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, gold price fluctuations; uncertain political and economic environments; and changes in laws or policies.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws. The forward-looking statements reflect management’s beliefs, opinions and projections as of the date of this news release.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

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For further information: For further information, please visit www.mayfairgold.ca or direct enquiries to: Nicholas Campbell, CEO, Mayfair Gold Corp., 489 McDougall St, Matheson, ON P0K 1N0 Canada, +1-855-350-5600, info@mayfairgold.ca

CO: Mayfair Gold Corp.

CNW 07:00e 10-NOV-25